October 4, 2022

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2021
Response dated August 19, 2022
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated September 9, 2022 (the “Comment Letter”) relating to the above referenced SEC filing and SEC comment letter response.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. - Business, page 3

1.	Please revise disclosure provided in response to prior comment 2 to provide the basis for your conclusion that your Macao operations are not required to obtain any permission or approval from any mainland Chinese governmental authority. If the basis for your conclusion is the advice of counsel, please state this and identify counsel in your disclosure.

Response: In response to the Staff's comment, the Company advises the Staff that we will revise our disclosure in the Business section of future filings on Form 10-K to disclose that the basis for our conclusion that our Macao operations are not required to obtain any permission or approval from any mainland Chinese governmental authority is based on the advice of our legal counsel, Haiwen & Partners. The new disclosure was provided previously in the Company's response dated August 19, 2022, and is repeated herein in Appendix A with the newly inserted language underlined.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
October 4, 2022

2.	We note your response to comment 3, including specific disclosure regarding the suspension of the company's quarterly dividend program in April 2020 and the suspension of SCL's dividend payments subsequent to February 21, 2020. Please provide additional disclosure that addresses more comprehensively how cash is transferred through your organization, whether through dividends or any other means, and quantify cash flows and transfers of other assets by type and the direction of transfer. In this regard, we note disclosure on page 11 of Sands China Ltd.'s prospectus dated July 7, 2021 that describes transfers of cash between Sands China and its subsidiaries that appears to be relevant to our comment. You should describe and quantify not only dividends but any other transfers or distributions, such as interest or principal payments on intercompany loans or advances and intragroup transfers of cash and other assets, between and among you and your Chinese (including Hong Kong and Macao-based) subsidiaries. Similarly, quantify distributions that a Chinese subsidiary has made to you or to U.S. investors, the source, and their tax consequences. In this regard, we note disclosure in your Form 10-Q for the quarter ending June 30, 2022 regarding an intercompany term loan agreement with Sands China Ltd. We also note disclosure in your 2021 10-K regarding unrestricted cash available to be repatriated to the U.S. and intercompany royalties and intercompany services. Quantify the amount, if any, of available unrestricted cash held by non-U.S. subsidiaries that was repatriated to the U.S., and quantify intragroup transfers of cash and other assets related to intercompany royalty and/or service arrangements. Finally, please disclose your intentions, if any, to resume the company's quarterly dividend program.

Response: In response to the Staff's comment, the Company advises the Staff that we will revise our disclosure in the Business section of future filings on Form 10-K to describe how cash is transferred through the organization.

The Company undertakes to update the Business section in future annual reports on Form 10-K in Part 1, as follows, with necessary updates:

"Transfers of cash to and from our non-U.S. subsidiaries
We are primarily dependent upon our properties in Macao and Singapore. We are a parent company with limited business operations of our own, our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are royalties, dividends and distributions derived from the earnings and cash flow generated by our operating properties. Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, which may be impacted by various factors.
In addition, our Macao and Singapore credit facility agreements, under certain circumstances, may limit or prohibit certain payments of dividends or other distributions to us. We expect future debt instruments issued by our subsidiaries for the financing of future developments may contain similar restrictions.
Subject to applicable law, any future dividend payments will be made at the discretion of our board of directors, taking into account various factors such as our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors. There can be no assurance that dividends will be paid in any particular amount, if at all, for any given period. In addition, our ability to pay dividends is reliant to some extent on the dividends received by SCL. In April 2020, the Company suspended the quarterly dividend program due to the impact of the COVID-19 Pandemic. We will assess the resumption of the dividend program at a time deemed appropriate after taking into account all facts and circumstances.
The ability of subsidiaries to make distributions to us depends on the earnings and cash flow generated from gaming operations and various other factors, including compliance with certain local statutes, the laws and regulations currently and in the future applicable to our subsidiaries and restrictions in connection with their contractual arrangements. For example, our revenues in Macao are denominated in patacas, the legal currency of Macao, and in Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. The Hong Kong dollar is pegged to the U.S. dollar. While currently there is no foreign exchange or capital

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
October 4, 2022

control restriction applicable to intercompany transactions between us and our Macao, Hong Kong and China subsidiaries, we cannot assure you that this will continue to be the case in the future and that our ability to convert large amounts of patacas into U.S. dollars over a relatively short period will not be limited. In addition, the mainland Chinese government also imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China by our subsidiaries incorporated in mainland China. If, in the future, foreign exchange or capital control restrictions were to be imposed and become applicable to us, such restrictions could potentially reduce the amounts that we would be able to receive from our Macao, Hong Kong and China subsidiaries. Our Singapore, Macao, Hong Kong and mainland China subsidiaries held unrestricted cash and cash equivalents of [$X billion] and restricted cash and cash equivalents of [$X million] as of [date], of which approximately [$X million] is available to be repatriated to the U.S. We do not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise. The remaining unrestricted amounts are not available for repatriation primarily due to dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL.
Venetian Macau Limited, a subsidiary of SCL incorporated in Macao ("VML"), is also subject to a 12% complementary tax on dividend distributions to its shareholders from gaming profits. In May 2014, VML entered into an agreement with the Macao government that required VML to make fixed annual payments in lieu of paying this 12% tax (“Shareholder Dividend Tax Agreement”) through the end of 2018. In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. This arrangement is being reviewed by management for further extension.
Cash may be transferred between and among the Company and its subsidiaries through capital contributions, intercompany loans or advances, dividends, royalties and transfers of cash and other assets. The total net transfers to (from) the Company from (to) SCL were [($X)], $42 million and $739 million and from Marina Bay Sands were $[X], $37 million and $22 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Net transfers from SCL to its subsidiaries were [$X], $385 million and $469 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, SCL made interest payments to the holders of the SCL Senior Notes in the amount of $[X], $352 million and $294 million, respectively. There were no interim principal payments on the SCL Senior Notes.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
October 4, 2022

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. We do not believe the fact that this additional information was not included in the Company’s Form 10-K for the year ended December 31, 2021 (the "2021 10-K") makes the 2021 10-K materially deficient. Rather, we are agreeing to provide these further disclosures as additional information that may be of interest to our stockholders. As indicated in our prior communications, the Company will include all of the proposed updates to risk factor disclosures in its Form 10-Q for the quarter ended September 30, 2022. While the Company also intends to update the Business section in its future annual reports on Form 10-K in Part 1, we believe the proposed risk factor updates, together with the Company’s additional disclosures illustrated above, address all of the comments set forth in the Comment Letter. As such, the Company believes that no amendment to the 2021 10-K is necessary.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
October 4, 2022

Appendix A

The Company undertakes to update the Business section in future filings of its Form 10-K in Part 1, as follows, with updates as necessary:

"Doing Business in Macao, Hong Kong and mainland China
We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by various Macao-incorporated indirect subsidiaries of Sands China Ltd. ("SCL"), our majority-owned subsidiary incorporated in Cayman Islands and listed in Hong Kong (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL’s main back-office functions in Macao.
We face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL. Substantially all of SCL’s assets are located in Macao and substantially all of SCL’s revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of “one country, two systems” with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy.
We also face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly (which, where applicable to us), could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows.
As advised by our PRC legal advisers, Haiwen & Partners, our Macao Operations are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other mainland Chinese governmental authority to operate its business or to issue securities to foreign investors, other than those related to its two subsidiaries incorporated in mainland China that only provide back office support. We have received all requisite permissions and approvals for the back-office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and we have never been denied such permissions and approvals. If we do not receive or maintain such permissions or approvals in relation to such back-office support functions, we do not expect there will be any material adverse impact on our business, financial condition and results of operations. In the event that we have inadvertently concluded that such permissions or approvals are not required for our Macao Operations or if, in the future, applicable laws, regulations or interpretations were to change and require us to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
October 4, 2022

In addition, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCA Act”), pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer if it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and identified the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, Deloitte & Touche LLP, is headquartered in the United States and was not identified as a firm that the PCAOB is unable to inspect in its determinations announced on December 16, 2021, pursuant to the HFCA Act. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, investors may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. Finally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would require foreign companies to comply with the PCAOB audits within two consecutive years instead of three consecutive years and would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor.
See "Item 1A. - Risk Factors - Risks Related to Doing Business in China" for more detailed information."

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands